SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934

                           SHOPCO LAUREL CENTRE, L.P.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                            Limited Partnership Units
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    825087109
- --------------------------------------------------------------------------------
                                 (CUSIP Number)
  Ross S. Weiner                                               Jeffrey B. Citrin
  30 West 61st Street                                          950 Third Avenue
  Suite 28E                                                      17th Floor
  New York, NY 10023                                          New York, NY 10022
  (212) 315-3079                                                 (212) 758-5106
                                 with a copy to:
                             Robert G. Minion, Esq.
                           Lowenstein, Sandler, Kohl,
                              Fisher & Boylan, P.A.
                              65 Livingston Avenue
                           Roseland, New Jersey 07068
                                 (201) 992-8700
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  July 19, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
    1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                      Ross S. Weiner and Jeffrey B. Citrin
________________________________________________________________________________
    2)  Check the Appropriate Box if a Member of a Group (See Instructions):
        (a)      [X]
        (b)      [ ]
________________________________________________________________________________
    3)  SEC Use Only

________________________________________________________________________________
    4)  Source of Funds (See Instructions):  WC; PF
________________________________________________________________________________
    5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e):

                                 Not Applicable
________________________________________________________________________________
    6)  Citizenship or Place of Organization:       United States

        Number of                             7) Sole Voting Power:         *
        Shares Beneficially                   8) Shared Voting Power:       *
        Owned by
        Each Reporting                        9) Sole Dispositive Power:    *
         Person With:                        10) Shared Dispositive Power:  *
________________________________________________________________________________
   11)  Aggregate Amount Beneficially Owned by  Each  Reporting Person: 236,700*
________________________________________________________________________________
   12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                                 Not Applicable
________________________________________________________________________________
   13)  Percent of Class Represented by Amount in Row
        (11):      5.1%*
________________________________________________________________________________
   14)  Type of Reporting Person (See
        Instructions):       IA, IN

________________________________________________________________________________
* 77,400 limited partnership Units (1.7%) of Shopco Laurel Centre, L.P. are owned by Nesher Investors I, L.L.C., a Delaware limited liability company ("Nesher"). 2,500 limited partnership Units (0.1%) of Shopco Laurel Centre, L.P. are owned by the individual retirement account of Ross
     S. Weiner (the "IRA"). 40,940 limited partnership Units (0.9%) of Shopco Laurel Centre, L.P. are owned by Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"). 35,310 limited partnership units (0.7%) of Shopco Laurel Centre, L.P. are owned by Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"). 4,300 limited partnership Units (0.1%) of Shopco Laurel Centre, L.P. are owned by Ultra Cerberus Fund, Ltd., a corporation organized under the laws of the Bahamas ("Ultra"). Ross Weiner possesses sole voting and investment control over the Units of Shopco Laurel Centre, L.P. owned by Nesher and the IRA. Jeffrey Citrin, in his capacity as the managing partner of Blackacre Capital Group, L.P. ("Blackacre"), an affilate of Cerberus, International and Ultra, possesses voting and investment control over the Units of Shopco Laurel Centre, L.P. owned by Cerberus, International and Ultra. In addition, 76,250 limited partnership Units (1.6%) of Shopco Laurel Centre, L.P. are owned by various other persons and entities for which Jeffrey Citrin, in his capacity as the managing partner of Blackacre, possesses certain investment authority with respect to the limited partnership Units of Shopco Laurel Centre, L.P.

Item 1.  Security and Issuer.

         This statement relates to the limited partnership Units of Shopco Laurel Centre, L.P. ("SLC"), whose principal executive offices are located at 3 World Financial Center, 29th Floor, New York, New York 10285.

Item 2.  Identity and Background.

     The persons filing this statement are Ross S. Weiner and Jeffrey B. Citrin, whose business addresses are 30 West 61st Street, Suite 28E, New York, New York 10023 and 950 Third Avenue, 17th Floor, New York, New York 10022, respectively. Mr. Weiner is the sole director and officer of Gemsco Realty Advisors, Inc. ("Gemsco"), which is the managing member of Nesher Investors I, L.L.C. ("Nesher"). Mr. Citrin is the managing partner of Blackacre Capital Group, L.P. ("Blackacre") and, in such capacity, has certain authority with respect to investments in securities of SLC owned by Cerberus Partners, L.P. ("Cerberus"), Cerberus International, Ltd. ("International"), Ultra Cerberus Fund, Ltd. ("Ultra") and certain other private investment funds for which Cerberus and its affiliates possess certain investment authority (the "Funds"). Ross Weiner, Jeffrey Citrin, Nesher, Blackacre, Cerberus, International, Ultra and the Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

     Neither Mr. Weiner nor Mr. Citrin have ever been convicted in any criminal proceeding, nor been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which either of them was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of Mr. Weiner and Mr. Citrin is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

     All funds used to purchase shares of common stock of SLC on behalf of Nesher, the Ross S. Weiner Individual Retirement Account (the "IRA"), Cerberus, International, Ultra and the Funds come directly from the net assets of Nesher, the IRA, Cerberus, International, Ultra and the Funds, respectively.

Item 4. Purpose of Transaction.

     The acquisition of the shares of common stock referred to in Item 5 is for investment purposes on behalf of Nesher, the IRA, Cerberus, International, Ultra and the Funds, respectively. Although each of Mr. Weiner and Mr. Citrin has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D, each may in the future communicate with existing management of SLC and/or other holders of SLC Units with a view towards having existing management take appropriate measures to maximize the value of the SLC Units. Mr. Weiner has undertaken preliminary discussions with existing SLC management in this regard and has requested from management the names and addresses of existing SLC Unitholders.

Item 5. Interest in Securities  of  the Issuer.

     Based upon information set forth in SLC's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996, on March 31, 1996 there were issued and outstanding 4,660,000 limited partnership Units of SLC. As of July 19, 1996, Nesher owned 77,400 of such Units, or 1.7% of those outstanding; the IRA owned 2,500 of such Units, or 0.1% of those outstanding; Cerberus owned 40,940 of such Units, or 0.9% of those outstanding; International owned 35,310 of such Units, or 0.7% of those outstanding; Ultra owned 4,300 of such Units, or 0.1% of those outstanding and the Funds in the aggregate owned 76,250 of such Units, or 1.6% of those outstanding. Ross Weiner possesses the power to vote and direct the disposition of all SLC Units owned by Nesher and the IRA. Jeff Citrin, in his capacity as the managing partner of Blackacre, an affiliate of Cerberus, International and Ultra, possesses (i) power to vote and direct the disposition of all units of SLC owned by each of Cerberus, International and Ultra and (ii) power to direct the disposition of the units of SLC owned by the Funds. The following table details the transactions by each of Nesher, the IRA, Cerberus, International, Ultra and the Funds in SLC Units during the past sixty days (all of which were effected in ordinary brokerage transactions):

                           I. Nesher Investors I, LLC

                                   (Purchases)

     Date                           Quantity                               Price

May 20, 1996                           900                                 $2.40
May 21, 1996                         2,300                                 $2.34
May 22, 1996                           100                                 $2.21
May 22, 1996                           200                                 $2.34
May 24, 1996                         1,100                                 $2.21
May 28, 1996                         3,100                                 $2.21
May 30, 1996                         2,900                                 $2.28
May 31, 1996                           300                                 $2.28
May 31, 1996                           200                                 $2.21
May 31, 1996                           600                                 $2.09
June 3, 1996                           300                                 $2.15
June 3, 1996                           500                                 $2.09
June 4, 1996                         5,200                                 $2.09
June 4, 1996                         1,600                                 $2.03
June 5, 1996                           400                                 $2.15
June 6, 1996                           700                                 $2.15
June 7, 1996                           800                                 $2.15
June 10, 1996                        1,500                                 $2.15
June 11, 1996                          400                                 $2.15
June 14, 1996                        1,100                                 $2.20
June 19, 1996                          700                                 $2.21
June 20, 1996                          200                                 $2.21
June 21, 1996                        5,000                                 $2.46
July 9, 1996                         1,000                                 $2.53
July 10, 1996                        1,500                                 $2.53
July 11, 1996                          400                                 $2.53
July 18, 1996                          200                                 $2.53

                                     (Sales)

                                      NONE



                II. Ross S. Weiner Individual Retirement Account

                                   (Purchases)

                                      NONE

                                     (Sales)

                                      NONE

                           III. Cerberus Partners, L.P

                                   (Purchases)
      Date                         Quantity                               Price

May 20, 1996                         2,000                                 $2.40
May 21, 1996                         2,500                                 $2.34
May 31 1996                            700                                 $2.28
May 31, 1996                           200                                 $2.21
May 31, 1996                         1,400                                 $2.08
June 3, 1996                           700                                 $2.15
June 3, 1996                         1,000                                 $2.09
June 4, 1996                         4,000                                 $2.09
June 7, 1996                         1,700                                 $2.15
June 11, 1996                          800                                 $2.15
June 19, 1996                        2,200                                 $2.28
June 19, 1996                        1,500                                 $2.21
July 9, 1996                         2,000                                 $2.53
July 18, 1996                          300                                 $2.53

                                     (Sales)

                                      NONE


                        IV. Cerberus International, Ltd.

                                   (Purchases)

      Date                          Quantity                               Price

May 21, 1996                          2,000                                $2.34
May 22, 1996                            200                                $2.34
May 22, 1996                            200                                $2.21
June 4, 1996                          3,000                                $2.03
June 20, 1996                           400                                $2.21
July 10, 1996                         3,000                                $2.53

                                     (Sales)

                                      NONE

                          V. Ultra Cerberus Fund, Ltd.

                                   (Purchases)

      Date                          Quantity                               Price

May 28, 1996                         3,000                                 $2.21
June 6, 1996                         1,300                                 $2.15

                                     (Sales)

                                      NONE

                                  VI. The Funds

                                   (Purchases)

      Date                          Quantity                               Price

May 24, 1996                         2,300                                 $2.21
May 28, 1996                         3,200                                 $2.21
May 30, 1996                         5,700                                 $2.28
June 4, 1996                         6,700                                 $2.09
June 5, 1996                           600                                 $2.15
June 10, 1996                        3,000                                 $2.15
June 21, 1996                        7,500                                 $2.59
July 11, 1996                          800                                 $2.53
July 19, 1996                        4,500                                 $2.62

                                     (Sales)

                                      NONE

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to an agreement, dated February 7, 1996, by and between Gemsco and Blackacre, Gemsco and Blackacre have agreed to act in a coordinated manner with respect to the acquisition and disposition of SLC Units. Except as described above, no contracts, arrangements, understandings or similar relationships exist with respect to the Units of SLC between Mr. Weiner and/or Mr. Citrin and any person or entity.

Item 7. Material to be Filed as Exhibits.

     Agreement required to be filed pursuant to Rule 13d-1(f)(1)(iii).

                                    Signature

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                            July 24, 1996


                                          /s/ Ross S. Weiner
                                          ______________________________________
                                          Ross S. Weiner, individually   and  in
                                          his  capacity as  the  President   of
                                          Gemsco  Realty  Advisors,  Inc.,  the
                                          managing member of Nesher Investors I,
                                          L.L.C.



                                          /s/ Jeffrey B. Citrin
                                          ______________________________________
                                          Jeffrey B. Citrin,  in his capacity as
                                          the  Managing   Partner of   Blackacre
                                          Capital Group, L.P.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                   AGREEMENT

     The undersigned hereby agree that the Schedule 13D annexed hereto be filed on behalf of each of the undersigned.



Dated:   July 24, 1996                       /s/ Ross S. Weiner
                                             ___________________________________
                                             Ross S. Weiner


                                             /s/ Jeffrey B.Citrin
                                             ___________________________________
                                             Jeffrey B. Citrin